1 / 3 FERROVIAL SE ANNOUNCES AN INTERIM CASH DIVIDEND Amsterdam, 25 November 2025 – On the back of forecast cash levels at year-end, Ferrovial SE ("Ferrovial", Ticker: "FER") declares an additional interim cash dividend of in aggregate EUR 55,565,000. The dividend per Ferrovial share will be determined based on the number of the shares outstanding on the relevant ex-dividend date and is expected to be announced on 3 December 2025. The total cash dividend for the year 2025 would amount to approximately EUR 157 million. The repurchases of shares made in the year 2025 are expected to be exempt from Dutch Dividend Withholding Tax. Ferrovial shares will trade ex-dividend as of 4 December 2025 (the "European Ex-Dividend Date") on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"), and as of 5 December 2025 (the "US Ex-Dividend Date") on Nasdaq’s Global Select Market (“Nasdaq”). In compliance with applicable listing requirements, the dividend record date will be 5 December 2025. Payment of the cash dividend is expected to take place from 22 December 2025 on the basis of share entitlements on the dividend record date. Distributions of the cash dividend will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in The Depository Trust Company ("DTC"), or (ii) as a holder of shares in registered form directly on the share register of Ferrovial, who will be paid in USD at the USD/EUR rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00 pm fixing of 25 November 2025, being: 1.1544. The cash dividend is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the cash amount to be paid. If you are entitled to an exemption from Dutch dividend withholding tax on the cash dividend, please contact your bank or broker to receive the full distribution on the dividend payment date as set out above. In addition, local tax withholding may be applicable depending on the tax residency of the shareholders. Additional information about the tax consequences of the cash dividend can be found at www.ferrovial.com/en/ir-shareholders/share-information/shareholder- remuneration. Ferrovial shareholders are advised to consult their tax advisors

2 / 3 regarding these tax consequences in any relevant jurisdictions, including whether they may be entitled to an exemption from Dutch dividend withholding tax or can credit such tax. The following timetable applies: 3 December 2025 : Announcement of the dividend per Ferrovial share amount 4 December 2025 : European Ex-Dividend Date 5 December 2025 : US Ex-Dividend Date 5 December 2025 : Dividend record date From 22 December 2025 : Dividend payment date If relevant changes to the timetable are made, they will be announced to the market. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Ferrovial’s interim cash dividend, including the expected main milestones and timing of the cash dividend process. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding payment and timing of the cash dividend, as well as statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine

3 / 3 conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.